Exhibit 99.2

9 April 2026

Jindalee Signs BCA to List McDermitt on NASDAQ

●	Binding Business Combination Agreement executed between Jindalee’s wholly owned US subsidiary, HiTech Minerals Inc., and Constellation Acquisition Corp I

●	Transaction expected to establish US Elemental Inc. as a NASDAQ-listed company holding Jindalee’s US assets, including the McDermitt Lithium Project

●	Proposed transaction implies a pro forma enterprise value of approximately US$571M

●	Transaction contemplates a capital raise of approximately US$20-30M, including a binding US$4M commitment from affiliates of Constellation’s sponsor, Antarctica Capital LLC

●	Funding agreement with affiliates of Antarctica Capital provides approximately US$1.5M immediately, with a further US$2.5M funded at completion

●	Jindalee expected to retain a majority interest in US Elemental upon completion

Engage with this announcement at the Jindalee Investor Hub.

Transaction Overview

Jindalee Lithium Limited (Jindalee, the Company; ASX: JLL, OTCQX: JNDAF) is pleased to announce that its wholly owned United States (US) operating subsidiary, HiTech Minerals, Inc. (HiTech), has entered into a binding Business Combination Agreement (BCA) with Constellation Acquisition Corp I (Constellation) (OTCPK: CSTAF), a publicly traded special purpose acquisition company (SPAC), sponsored by Antarctica Capital, LLC (Antarctica), pursuant to which newly-formed US Elemental Inc. (US Elemental) is expected to become a NASDAQ listed company holding Jindalee’s US assets (Transaction).

Upon completion, HiTech will become a wholly owned subsidiary of US Elemental, which will own the McDermitt Lithium Project in Oregon, one of the largest lithium resources in the US1 (McDermitt Project, Project). Jindalee is expected to retain a majority interest of 80% or more in US Elemental at completion, subject to customary adjustments including financing outcomes and Constellation shareholder redemptions.

The Transaction implies a pro forma enterprise value for US Elemental of approximately US$571 million, including an implied equity valuation of US$500 million for Jindalee’s US assets (see Annexure C). The Transaction also contemplates a capital raise of approximately US$20-30 million, which includes a binding US$4.0 million commitment from an affiliate of Antarctica, of which approximately US$1.5 million to be funded immediately upon signing of the BCA and a further US$2.5 million is committed for funding at completion, pursuant to a funding agreement executed in connection with the BCA (see summary of terms in Annexure A).

Jindalee Lithium Limited	www.jindaleelithum.com
ABN 52 064 121 133	E: enquiry@jindaleelithium.com
Level 2, 9 Havelock Street, West Perth, WA, 6005	P: +61 9321 7550
PO Box 1033, West Perth, WA 6872	F: +61 9321 7950

Completion of the Transaction is subject to customary regulatory and closing conditions, including approval by Constellation shareholders, approval of the Transaction by Jindalee’s shareholders for the purpose of ASX Listing Rule 11.4, and satisfaction of the minimum cash condition (US$14M net of certain expenses).

Upon completion of the Transaction, US Elemental is expected to be listed on NASDAQ and provide a US-listed platform to support advancement of the McDermitt Project and the broader US Elemental strategy. The Transaction will be implemented through a series of mergers involving Constellation, US Elemental, and merger subsidiaries.

Commenting on the execution of the BCA, Jindalee’s Managing Director and CEO Ian Rodger said:

“Execution of the Business Combination Agreement represents a key milestone in advancing our strategy to access US capital markets to support development of the McDermitt Project. The proposed Transaction and US listing of US Elemental is expected to improve our ability to fund the next phase of work, including infill drilling, advanced metallurgical optimisation and feasibility level studies.

Since signing the Letter of Intent with Constellation2 late last year, lithium market conditions have improved, supported by growing demand from battery energy storage systems, while US Government support for critical minerals development has continued to build momentum. Investor interest in US Elemental has been strong, alongside the previously announced non-binding term sheet for an up to US$100M Equity Line of Credit to be provided by L1 Capital Global Opportunities Master Fund3, reinforcing our confidence in both the timing and strategic rationale for the Transaction.

Importantly, the Transaction is structured so that Jindalee retains majority ownership of the Project, while establishing a funding pathway aligned with its scale and long-term development.

Our focus remains on advancing the McDermitt Project in a disciplined and technically robust manner, with capital directed toward clearly defined work programs that underpin permitting, engineering confidence and long-term development decisions.”

Commenting on the execution of the BCA, Chandra Patel, Chairman and Chief Executive Officer of Constellation and Managing Partner of Antarctica Capital, said:

“We believe US Elemental offers investors exposure to a significant US lithium resource at an important time for the industry. Demand for battery materials continues to grow and there is increasing emphasis on developing domestic sources of supply. The McDermitt Project, combined with the US Elemental team’s experience and the scale of the resource, creates a strong platform for long-term growth. In addition, we believe our track record as a constructive and value-added sponsor makes us compelling partners to enable US Elemental to successfully execute its public listing and become an industry leader.”

Key Terms of the BCA

A copy of the BCA, which sets out the terms and conditions of the Transaction, is attached to this announcement.

In summary, the Transaction will be implemented through a two-step merger structure whereby Constellation will merge with a wholly owned subsidiary of US Elemental, and HiTech will subsequently merge with a separate subsidiary of US Elemental, with HiTech surviving as a wholly owned subsidiary of US Elemental following completion. The proforma corporate structure is included in Annexure B.

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Under the terms of the BCA, HiTech ordinary shareholders, being Jindalee, will receive 50 million common shares in US Elemental as consideration for the acquisition of HiTech. These ordinary shares are initially valued at US$10 per share, equating to an implied equity value of US$500 million. Jindalee is expected to retain a majority equity interest in US Elemental following completion, with precise ownership outcomes subject to customary adjustments, including Constellation shareholder redemptions and actual equity issued pursuant to financing arrangements.

The Transaction contemplates a capital raise of US$20-30 million, with proceeds expected to fund certain transaction costs, US Elemental working capital and Project activities, including a large infill drill program and feasibility study work streams. In connection with signing of the BCA, a binding Funding Agreement has been executed with an affiliate of Constellation’s sponsor, Antarctica, providing approximately US$1.5 million immediately and a further US$2.5 million committed for funding at completion. The key terms of the Funding Agreement are summarised in Annexure A.

Completion of the Transaction is subject to satisfaction of a minimum cash condition of US$14 million net of certain transaction expenses, which is intended to ensure US Elemental has sufficient funding available at completion. The minimum cash condition is expected to be met through additional capital raising (described above). Certain loans advanced by Jindalee to HiTech prior to completion will be converted to US Elemental warrants and certain other loans by Jindalee may, at Jindalee’s election, be repaid in cash or converted into equity in US Elemental on agreed terms at completion.

Upon completion of the Transaction, the board of directors of US Elemental is expected to comprise nominees of both Jindalee and Constellation, reflecting customary governance arrangements for a de-SPAC transaction. Jindalee will have majority representation on the post-completion board, ensuring ongoing involvement in the strategic direction and oversight of US Elemental.

Completion of the Transaction is subject to various regulatory and closing conditions, including approval by Constellation shareholders, approval by Jindalee shareholders (including for the purposes of ASX Listing Rule 11.4), listing approval by NASDAQ, receipt of applicable regulatory approvals, completion of audited and Securities and Exchange Commission(SEC) compliant financial statements, effectiveness of the relevant US registration statement, satisfaction of the minimum cash condition (which may be waived by Jindalee), and the absence of material adverse change events (for both Jindalee and the SPAC).

The BCA includes customary exclusivity, representations and warranties, and covenants for a transaction of this nature. It also includes provisions permitting Jindalee to consider a superior proposal, subject to customary fiduciary out and matching right provisions. In certain circumstances where the Transaction does not proceed following a superior proposal, a capped reimbursement of Constellation’s transaction costs may be payable.  Either party may terminate the BCA if the transaction is not completed within 9 months of its execution.

The BCA also contains customary 12-month lock-up arrangements in respect of certain US Elemental securities held by Jindalee and Antarctica following completion.

Strategic Rationale and Unanimous Recommendation of the Board

The board of Jindalee (Board) believes the Transaction represents a strategically important step in advancing the Company’s previously announced strategy to position its US assets within a US domiciled, US listed corporate structure. Establishing US Elemental as the holding company for the McDermitt Project is intended to create better alignment with US capital markets, policy priorities and investor bases that are increasingly focused on domestic critical minerals supply.

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The proposed NASDAQ listing of US Elemental is expected to enhance access to US institutional and strategic capital, which the Board considers critical to supporting the next phase of project advancement. The McDermitt Project has reached a stage where significant capital is required to fund infill drilling, advance metallurgical optimisation and feasibility level studies, and the Transaction is intended to improve funding of these activities in a manner consistent with the scale and strategic importance of the Project.

The Board also considers the Transaction to be well aligned with the evolving US regulatory and policy environment, with Lithium and Magnesium designated as critical minerals and in an environment where there is increasing government support for domestic supply chains. Structuring the Project within a NASDAQ listing is expected to strengthen US Elemental’s position with respect to government agencies, potential funding programs and strategic counterparties.

Importantly, the Transaction is structured to allow Jindalee shareholders to retain meaningful exposure to the long-term value of the McDermitt Project, with Jindalee expected to retain a majority ownership interest in US Elemental following completion, providing continued participation in project upside, whilst accessing the benefits of a US public listing.

Overall, the Board believes the Transaction provides a pathway to accelerate development of the McDermitt Project, enhance funding optionality and maintain alignment between Jindalee and its shareholders as the Project progresses toward feasibility and potential development.

Each member of the Board considers that the Transaction is in the best interests of Jindalee shareholders and intends to vote all Shares they own or control in favour of the Transaction.

Additionally, Jindalee has received a binding commitment from each of Mr Lindsay Dudfield, Mr Dudfield and Mrs Yvonne Dudfield (as trustees of the LD Dudfield Pension Fund) and Jopan Management Pty Ltd, a company owned by Mr Dudfield’s wife, which as at the date of this announcement, together hold or control approximately 20,094,514 Shares or 19.61% of Jindalee’s issued capital on an undiluted basis, that they each intend to vote, or cause to be voted, all Shares that they hold or control in favour of the Transaction in the absence of a Superior Proposal or an Intervening Event (as those terms are defined in the BCA).

Shareholder Approvals

Jindalee intends to convene a general meeting to seek shareholder approval for the Transaction for the purpose of Listing Rule 11.4.

A notice of meeting for the Transaction and its related matters will be circulated to shareholders in due course.

Jindalee shareholders do not need to take any action at this time.

Indicative Timelines

Action	Indicative timing
Business combination agreement signed	09 April 2026
Jindalee shareholder approval	Q2 2026
Listing of US Elemental on NASDAQ	H2 2026

Advisors

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, is acting as financial and capital markets advisor and placement agent in connection with the Transaction and associated Private Investment in Public Equity (PIPE) financing.

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Alliance Advisors, LLC has been engaged to provide investor relations and communications support in connection with the Transaction, including investor messaging, market engagement and post announcement execution support.

Perkins Coie LLP are acting as US legal counsel to Jindalee. Piper Alderman are acting as Australian legal counsel to Jindalee. Kirkland & Ellis LLP are acting as US legal counsel to Constellation.

Authorised for release by the Jindalee Board of Directors. For further information please contact:

IAN RODGER		LINDSAY DUDFIELD
Managing Director & Chief Executive Officer		Executive Director
T:	+ 61 8 9321 7550	T:	+ 61 8 9321 7550
E:	enquiry@jindaleelithium.com	E:	enquiry@jindaleelithium.com

References

1.	Jindalee Lithium ASX announcement 19/11/2024: “McDermitt Lithium Project Pre-Feasibility Study”

2.	Jindalee Lithium ASX announcement 09/09/2025: “JLL Signs Non-Binding LOI to List McDermitt on a US Exchange”

3.	Jindalee Lithium ASX announcement 20/10/2025: “Successful $8M Placement & SPP to Advance McDermitt & SPAC”

About Jindalee

Jindalee Lithium is an Australian company focused on developing the McDermitt Lithium Project, one of the largest lithium resources in the U.S. With 100% ownership and unencumbered offtake rights, Jindalee is strategically positioned to support America’s energy security and domestic supply of critical minerals. The Company completed a Pre-Feasibility Study2 (PFS) in November 2024 confirming McDermitt’s scale, long-life, and low-cost production potential, with strong engagement from US government agencies, including the Department of Energy. As a deeply undervalued lithium developer, Jindalee presents a compelling investment opportunity ahead of the next lithium market upcycle.

Forward-Looking Statements

This document may contain certain forward-looking statements. Forward-looking statements include but are not limited to statements concerning Jindalee Lithium Limited’s (Jindalee’s) current expectations, estimates and projections about the industry in which Jindalee operates, and beliefs and assumptions regarding Jindalee’s future performance. When used in this document, the words such as “anticipate”, “could”, “plan”, “estimate”, “expects”, “seeks”, “intends”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. Although Jindalee believes that its expectations reflected in these forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Jindalee and no assurance can be given that actual results will be consistent with these forward-looking statements.

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Annexure A – Antarctica Funding Agreement – Key Terms

Antarctica Funding Agreement – Key Terms
Investor	Endurance Antarctica Partners II, LLC (an affiliate of Antarctica Capital, LLC)
Issuer	HiTech Minerals, Inc (“HiTech”) to be transferred to US Elemental (“PubCo”) on completion of the Transaction (“BC Closing”).
Total Commitment	US$4.05 million, funded in two tranches.
First Tranche	US$1.55 million funded on signing of the BCA[1].
Second Tranche	US$2.50 million funded at BC Closing as participation in the closing financing to satisfy the minimum cash condition (“Closing Financing”), on the same terms as other Closing Financing participants.
First Tranche Instrument	Convertible Preferred Shares (“Convertible Preferred”) in the Issuer.
Conditions to Second Tranche	Binding commitment, subject solely to satisfaction (or waiver) of BC Closing conditions, provided that the Investor is not required to fund the Second Tranche if, together with the amount of the Second Tranche, the Minimum Cash Condition (as defined in the BCA) would not be satisfied.
Coupon (on First Tranche only)	Quarterly in arrears: 10% p.a. cash or capitalised at 12% p.a., at HiTech/PubCo election. Steps up to 15% p.a. if in breach of a material term (until cured). Interest compounded quarterly.
Termination Protection (First Tranche)	If the BCA is terminated before BC Closing, HiTech must repay Accrued Value² within 20 business days, backed by a Jindalee parent guarantee. However, if all BC Closing conditions have been satisfied (or waived where permitted) and the investor fails to fund the Second Tranche, HiTech/Jindalee is not required to repurchase or redeem the First Tranche under this clause.
Conversion (First Tranche)	Convertible only after BC Closing into PubCo common shares, at the Investor’s option. Initial conversion price: US$12.00 per share for the first 6 months after De-SPAC close, subject to anti-dilution provisions. Thereafter, the conversion price may reset at 6, 9, 12, 15, 18, 21 and 24 months post-close to the greater of (i) the relevant 20-day VWAP of PubCo shares and (ii) a US$7.50 floor, which may increase dilution if PubCo trades below US$12.00.
Warrant coverage (First Tranche only)	The Investor will be entitled to be issued such number of warrants to purchase PubCo common shares equal to the number of shares initially issuable on conversion of the Convertible Preferred, with a US$11.50 exercise price and expiring 5-years after BC Closing. Warrants will also include customary anti-dilution protections on the same terms as the Convertible Preferred Shares.
PubCo call (redemption) right (First Tranche)	Following BC Closing, PubCo may redeem the First Tranche Convertible Preferred on 15 days’ notice for cash at a premium to Accrued Value: 150% (prior to 1st anniversary of BC Closing), then 140% / 130% / 120% / 110% in years 2–5, and 100% from the 5th anniversary of BC Closing onwards. On receipt of a call notice, the Investor may elect to convert to PubCo common shares instead of being redeemed.

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Investor put right /change of control (First Tranche)	Investor may require redemption at 100% of Accrued Value at any time after the 5th anniversary of BC Closing. On a change of control of PubCo, the Convertible Preferred is redeemable at the greater of (i) the applicable call premium and (ii) the value the investor would receive had they been converted to PubCo common shares.
Most Favoured Nation (First Tranche only)	If, prior to or in connection with BC Closing, HiTech/PubCo issues securities to any third party on terms more favourable than any term of the First Tranche (including economic or governance terms), the investor may elect to amend the First Tranche to include that more favourable term.
Minority protections / consent rights (First Tranche)	While any Convertible Preferred is on issue, investor consent is required to: change Convertible Preferred rights; issue further Convertible Preferred; issue senior or pari passu preferred; or make adverse changes to constitutional documents.
Use of proceeds	General corporate and working capital purposes.

Notes to the table:

1)	HiTech must reimburse the investor up to US$50,000 of documented out-of-pocket expenses, netted against the First Tranche funding amount.

2)	“Accrued Value” = principal + capitalised interest + accrued/unpaid dividends.

Jindalee Signs BCA to List McDermitt on NASDAQ – April 2026	7

Annexure B – Change in Corporate Structure

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Annexure C – Transaction Overview

Illustrative Transaction Overview[1]

Key Highlights

- HiTech Minerals Inc. (HiTech) pre-money rollover equity valuation of US$500M[1]
- Transaction contemplates capital raise of $20-30M, with US$4M to be committed by Antarctica Capital (~**US$1.5M funded on BCA signing**)
- Target $15M of net cash on the pro forma balance sheet after transaction expenses
- Jindalee will roll over 100% of its equity in HiTech & own approximately >80% of the combined entity US Elemental at closing
- Expected use of funds towards the development of the McDermitt Project & Transaction expenses

Sources & Uses

Sources[3]	$M
Jindalee Rollover Equity	500
Third-Party PIPE	21
Antarctica PIPE	4
Total Sources	**525**

Uses	$M
Equity to Jindalee	500
Cash to Balance Sheet	15
Transaction Expenses[5]	10
Total Uses	**525**

Pro Forma Valuation[2,3]

	$M
Pro Forma Shares Outstanding[4]	58.6
Share Price	$10.0
Pro Forma Equity Value	**$586.2**
(+) Debt	$0.0
(-) Cash	($15.0)
Pro Forma Enterprise Value	**$571.2**

Pro Forma Ownership at Closing[2,3]

4.2%
0.8%
9.9%
85.0%

- Jindalee Rollover Equity
- Sponsor Shares[4]
- Third-Party PIPE Shares[6]
- Antarctica PIPE Shares[7]

1. Assumes purchase price on a cash-free, debt-free basis
2. Excludes the impact of 10.33M public warrants
3. Assumes 100% redemptions
4. Assumes 5,725,312 Founder Shares retained by the Sponsor
5. Reflects an estimate of transaction expenses; actual transaction expenses may vary
6. Assumes a $21M third-party PIPE offered at a 15% discount to the $10.00 per share De-SPAC entry price
7. Assumes a $4.05M Antarctica PIPE. Assumes the first $1.55M of PIPE capital contributed will be funded at BCA signing, convertible at $12.00 per share (shown on an as-converted basis). Assumes the remaining $2.5M of PIPE capital contributed will be offered pari-passu to the 3rd party PIPE (assumed at a 15% discount to the $10.00 per share De-SPAC entry price)

6 Investor Presentation Transaction Overview